

ITW Conference Call
Third Quarter 2012

October 23, 2012



Forward-Looking Statements

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding strategic initiatives and related benefits, operating performance, growth in free operating cash flow, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, share repurchases, end market conditions, and the Company's related 2012 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2011 and Form 10-Q for the third quarter of 2012.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance (denoted with *). The reconciliation of those measures to the most comparable GAAP measures is contained within the appendix of this presentation and is also available at our website www.ITW.com under "Investor Relations".

Conference Call Playback

- **Replay number: 888-566-0396; No pass code necessary**

- **Telephone replay available through midnight of November 6, 2012**

- **Webcast / PowerPoint replay available at www.itw.com**

- **Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab**

Key Long-Term Initiatives

- ITW is committed to shareholder value-adding initiatives: business structure simplification, strategic sourcing and portfolio management

- These initiatives enable our decentralized management to better leverage ITW's core competitive advantages globally and enhance our long-term operational performance

- Prospective long-term strategic and operational benefits expected to start accruing in '13

- More details to be discussed at December 14th Investor meeting

Business Structure Simplification

- Future organization structure determined and simplification opportunities identified
- Strategic leaders put in place to take on General Manager roles across organization
- 80/20 process will further simplify and focus larger businesses
- Operational benefits on pace to be realized starting in '13

Strategic Sourcing

- As part of long-range plan, made decisions on appropriate approach and organization
- Began staffing sourcing resources company-wide
- First direct material RFP in progress
- Expanding scope and penetration of existing indirect categories

Portfolio Management

- Announced pending divestiture of a majority interest in Decorative Surfaces segment
- Divested a consumer packaging and other non-core businesses (+$0.03 to Q3 EPS)
- Over $400M of annualized revenue acquired YTD, focused on growth platforms and emerging markets

Q3 2012 Highlights

$ in Millions, except per share amounts	Q3 2012	Q3 2011	F/(U)
Operating Revenues	$ 4,501	$ 4,580	-1.7%
Operating Income	763	714	6.8%
% of Revenues	*16.9%*	*15.6%*	*1.3 pts*
Diluted EPS from Continuing Operations	1.12	1.00	12.0%

- **Total operating revenue decline of 1.7%, as organic growth and acquired revenues were more than offset by currency impact, primarily weaker Euro**

- **North America (US) organic revenue growth of 4%, driven by certain segments**

- **Operating margins of 16.9%; 130 bps of improvement versus prior year**

- **Gain on divestitures: $0.03, net of tax**

- **Q3 2012 tax rate: 29.0%**

Q3 2012 vs. Q3 2011 Operating Results

	F(U) to Prior Year		
	Total Revenue	**Operating Income**	**Operating Margin**
Organic (Base) Business			
Operating Leverage	0.9%	2.2%	0.2%
Changes in Variable Margin & Overhead Costs	-	11.3%	1.8%
Total Organic (Base)	**0.9%**	**13.5%**	**2.0%**
Acquisitions & Divestitures	1.4%	-0.2%	-0.3%
Translation	-4.1%	-4.1%	-0.1%
Impairment	-	-0.2%	-
Restructuring	-	-2.2%	-0.3%
Other	0.1%	-	-
Total	**-1.7%**	**6.8%**	**1.3%**

- **Organic revenue growth: 0.9%, led by US**

- **Price / cost margin impact: +80 bps**

- **Acquisition operating margins excluding amortization: 11.7%**

- **Currency negatively impacted EPS by $0.04 primarily due to weaker Euro**

- **Restructuring expense of $29M, $15M higher than last year**

Working Capital & Cash Flow



Net Trade Receivables & DSO

- $2,985 (Q3 2011)
- $3,062 (Q3 2012)
- DSO: 58.7 (Q3 2011), 61.2 (Q3 2012)

Legend: Trade Receivables, DSO
$ In Millions



Inventory & MOH

- $1,794 (Q3 2011)
- $1,760 (Q3 2012)
- MOH: 1.8 (Q3 2011), 1.8 (Q3 2012)

Legend: Inventory, MOH
$ In Millions



Avg. Invested Capital & ROIC *

- $13,180 (Q3 2011)
- $13,260 (Q3 2012)
- ROIC: 15.4% (Q3 2011), 16.3% (Q3 2012)

Legend: Avg. Invested Capital, ROIC *
$ In Millions

$ in Millions	Q1 2012	Q2 2012	Q3 2012	2012 YTD	2011 YTD
Net cash provided by operating activities	323	509	635	1,467	1,244
Additions to plant and equipment	(84)	(100)	(90)	(274)	(259)
Free Operating Cash Flow *	239	409	545	1,193	985

FY 2012 Free Operating Cash Flow conversion forecasted to be close to 100% of Income from Continuing Operations

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Capital Structure

Capital Allocation Priorities

1. Organic Investments

2. Dividends $515M YTD

3. External Investments

| Share Repurchases $1.4B YTD | Acquisitions $649M YTD |

- **Organic investments continue to focus on key growth platforms and emerging market opportunities**

- **$416M of share repurchases in Q3; $1.4B YTD**

- **Approximately $400M annualized revenues acquired YTD**

- **$1.1B of 30 year bonds issued in Q3 at 3.9%**



Total Debt to Capital

Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
32%	29%	32%	33%	33%



Total Debt to EBITDA *

Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
1.5	1.2	1.4	1.4	1.4

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.



Portfolio Management
Decorative Surfaces Divestiture

- In August, entered into a definitive agreement to divest approximately 51% interest in the Decorative Surfaces segment to certain funds managed by CD&R

- ITW will receive cash proceeds of approximately $1.05 billion at closing and will retain approximately 49 percent equity interest in the business

- Transaction expected to close in the fourth quarter of 2012

- Divestiture aligns with ITW's strategic focus on core platform growth opportunities and maximizing long-term returns



Revenue Growth by Geography
Q3 2012 vs. Q3 2011



- **North America (US) drives organic growth**

- **Europe continues to be weak**

- **Asia Pacific region reflects weak performance across China, partially mitigated by strong India performance**

- **South American performance driven by improvements in Brazil**

Note: Excludes impact of currency

Q3 2012 Segment Results

$ in Millions	Q3 2012			% F(U) vs. prior year				
	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue *	Operating Income	Operating Margin	Organic (Base) Op Margin *
Transportation	$ 858	$ 135	15.7%	-2.2%	1.4%	-1.8%	0.1%	1.1%
Power Systems & Electronics	813	179	22.0%	4.6%	4.5%	16.6%	2.2%	2.9%
Industrial Packaging	599	77	12.8%	-4.6%	0.2%	19.2%	2.6%	2.5%
Food Equipment	491	93	18.8%	-4.0%	0.3%	11.3%	2.6%	2.3%
Construction	477	60	12.6%	-7.2%	-2.8%	-5.4%	0.1%	0.7%
Polymers & Fluids	308	53	17.4%	-7.3%	-6.7%	-5.3%	0.5%	1.2%
Decorative Surfaces	267	35	13.0%	-5.7%	-1.7%	1.8%	1.0%	0.8%
All Other	704	131	18.6%	4.1%	4.5%	7.8%	0.6%	2.5%
Intersegment	(16)							
Total Company	**4,501**	**763**	**16.9%**	**-1.7%**	**0.9%**	**6.8%**	**1.3%**	**2.0%**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q3 2012 Segment Commentary

	Organic Revenue Y/O/Y % Changes / Key Business Trends

Transportation	~ Auto OEM WW: 9%
	  · NA: 9%; International: 9% (Europe: 4%, Asia Pacific: 23%)
	  · Auto builds grew in NA and China but declined in Europe
	~ Auto Aftermarket WW: -8%, consumer spending further softened for car maintenance
	~ Truck Remanufacturing: 2%

Power Systems & Electronics	~ Electronics WW: 11%
	  · Electronic Assembly: 29%, high volume activity occurred with key customer new product rollouts
	  · Other Electronics: -4%, driven by key customers in more commoditized consumer electronics spaces
	~ Welding WW: 2%
	  · NA: 5%, oil + gas and heavy equipment OEM's demand was moderate but still good
	  · International: -6%, China welding demand further weakened for shipbuilding

Industrial Packaging	~ Industrial Packaging NA: 2% ~ Industrial Packaging International: -1% ~ Strapping and Equipment: -3% (NA: -3%, International: -3%) ~ Stretch Packaging WW: 10%, NA film volume increased and new business was gained in beverage and food segments

Food Equipment	~ Food Equipment NA: 5%
	  · Equipment: 6%, baking, slicing and cooking categories improved
	  · Service: 2%
	~ Food Equipment International: -4%
	  · Equipment: -8%, weak sales activity in Italy and France
	  · Service: 6%

Construction	~ NA Construction: 3%, residential, commercial and renovation construction all were positive, but still waiting for residential "uptick" ~ International Construction: -6%, commercial construction markets further deteriorated (Europe: -8%, Asia Pacific: -3%)
Polymers & Fluids	~ Polymers & Hygiene: -9%, due to weakness in Europe (Spain) and exit from low margin business ~ Fluids: -2%
Decorative Surfaces	~ Decorative Surfaces NA: 1% ~ Decorative Surfaces International: -6%, weaker end market demand in the United Kingdom and Germany
All Other	~ Test and Measurement WW: 12%, strong cap ex spending for structural testing equipment in NA, Europe, and China ~ Consumer Packaging WW: flat, growth in global packaging solutions offset by weakness in decorating and graphics business

Note: WW = Worldwide, NA = North America

2012 Guidance

	Q4 Forecast[2]	Full Year	
		Prior Forecast	Current Forecast[2]
Total Revenue	(1%) - (4%)	1% - 3%	0% - 1%
Diluted EPS from Continuing Operations	$0.86 - $0.94	$4.03 - $4.19	$4.06 - $4.14
% F/(U) to 2011 Diluted EPS from Continuing Operations[1]	(4%) - 4%	7% - 12%	8% - 10%
Tax Rate	28.5% - 29.5%	28.5% - 29.5%	28.5% - 29.5%
Restructuring		$100 - $110M	$100 - $110M

	Tot Rev Growth % (Mid Range)	EPS Midpoint
Prior Full Year Forecast	**2.0%**	**$4.11**
Base business	(0.8%)	(0.03)
Translation	0.7%	0.03
Non Operating / Other	-	0.03
Acquistions	(0.2%)	(0.02)
Dec Surfaces: Two Month Reduction	(1.1%)	(0.03)
YTD and Forecasted Share Repurchase	-	0.01
Current Full Year Forecast	**0.6%**	**$4.10**

(1) Q1 2011 excludes a $166 million tax benefit, or $0.33 per share, associated with an Australian tax matter

(2) Q4 and Full Year forecast exclude expected gain on sale and all expenses related to Decorative Surfaces transaction, as well as any P&L impact from the 49% equity interest in the new Decorative Surfaces entity

Q&A

100 YEARS STRONG

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

100 YEARS STRONG

Appendix
Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

For further information on ROIC, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q3 2011	Q3 2012
Operating income	$ 714	$ 763
Taxes (29.0% for 2011 and 2012)	(207)	(221)
Operating income after taxes	$ 507	$ 542
Invested capital at end of period:		
Trade receivables	$ 2,985	$ 3,062
Inventories	1,794	1,760
Net plant and equipment	2,038	2,081
Investments	424	226
Goodwill and intangible assets	7,431	7,808
Accounts payable and accrued expenses	(2,253)	(2,274)
Net assets held for sale	315	-
Other, net	362	541
Invested capital	$ 13,096	$ 13,204
Average invested capital	$ 13,180	$ 13,260
Return on average invested capital	15.4%	16.3%

Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q1 2012	Q2 2012	Q3 2012	2012 YTD	2011 YTD
Net cash provided by operating activities	323	509	635	1,467	1,244
Additions to plant and equipment	(84)	(100)	(90)	(274)	(259)
Free Operating Cash Flow	239	409	545	1,193	985

Appendix
Total Debt to EBITDA

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to EBITDA, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q3 2011		Q4 2011		Q1 2012		Q2 2012		Q3 2012	
Short-term debt	$	1,041	$	502	$	1,244	$	1,438	$	424
Long-term debt		3,522		3,488		3,521		3,468		4,572
Total Debt	$	4,563	$	3,990	$	4,765	$	4,906	$	4,996
Income from continuing operations (TTM)	$	1,908	$	2,017	$	1,881	$	1,925	$	1,960
Add:										
Interest expense		182		192		198		203		207
Other income (expense)		(49)		(54)		(56)		(63)		(68)
Income taxes		525		576		754		772		786
Depreciation		338		336		335		332		325
Amortization and impairment of goodwill and other intangible assets		239		255		272		284		288
EBITDA (TTM)	$	3,143	$	3,322	$	3,384	$	3,453	$	3,498
Total Debt to EBITDA		1.5		1.2		1.4		1.4		1.4

Appendix
Results by Segment
Q3 2012 vs. Q3 2011

Total Revenue	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	Decorative Surfaces	All Other
Total Organic (Base)	**1.4%**	**4.5%**	**0.2%**	**0.3%**	**-2.8%**	**-6.7%**	**-1.7%**	**4.5%**
Acquisitions & Divestitures	0.5%	2.2%	1.0%	0.0%	0.0%	6.1%	0.0%	2.9%
Translation	-4.1%	-2.1%	-5.8%	-4.3%	-4.4%	-6.7%	-4.0%	-3.3%
Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	**-2.2%**	**4.6%**	**-4.6%**	**-4.0%**	**-7.2%**	**-7.3%**	**-5.7%**	**4.1%**

Operating Margin	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	Decorative Surfaces	All Other
Operating Leverage	0.3%	0.8%	0.1%	0.1%	-0.9%	-1.9%	-0.5%	1.2%
Changes in Variable Margin & Overhead Costs	<u>0.8%</u>	<u>2.1%</u>	<u>2.4%</u>	<u>2.2%</u>	<u>1.6%</u>	<u>3.1%</u>	<u>1.3%</u>	<u>1.3%</u>
Total Organic (Base)	**1.1%**	**2.9%**	**2.5%**	**2.3%**	**0.7%**	**1.2%**	**0.8%**	**2.5%**
Acquisitions & Divestitures	0.0%	-0.4%	0.1%	0.0%	0.4%	-0.9%	0.0%	-1.3%
Restructuring	-0.9%	-0.2%	0.0%	0.4%	-0.9%	0.0%	-0.1%	-0.5%
Impairment	0.0%	-0.1%	0.0%	-0.2%	0.0%	0.0%	0.0%	0.0%
Translation	-0.1%	0.0%	0.0%	0.1%	-0.1%	0.2%	0.3%	-0.1%
Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Operating Margin	**0.1%**	**2.2%**	**2.6%**	**2.6%**	**0.1%**	**0.5%**	**1.0%**	**0.6%**